Exhibit 2.2

AMENDMENT NO. 1

TO

ASSET PURCHASE AGREEMENT

THIS AMENDMENT NO. 1 TO ASSET PURCHASE AGREEMENT (this “Amendment”) dated November 21, 2016 is an amendment to that certain Asset Purchase Agreement, dated November 14, 2016 (the “Purchase Agreement”) by and among SYSOREX GLOBAL, a Nevada corporation (“Parent”), SYSOREX GOVERNMENT SERVICES, INC., a Virginia corporation (“Buyer”, together with Parent the “Buyer Parties”), INTEGRIO TECHNOLOGIES, LLC, a Delaware limited liability company (“Seller”) and EMTEC FEDERAL, LLC, a Delaware limited liability company and a wholly owned subsidiary of Seller (“Seller Sub”, together with Seller, the “Seller Parties”). Capitalized terms used herein and not defined shall have the same respective meanings as provided in the Purchase Agreement.

RECITALS

WHEREAS, the Buyer Parties and Seller Parties desire to amend the Purchase Agreement to provide for the Acquisition by the Buyer of all Seller Cash on Hand.

AGREEMENT

The undersigned parties hereby agree as follows:

1.	Section 1.1. The definition of “Seller Cash On Hand” is hereby amended to provide as follows: “Seller Cash On Hand” – shall have the meaning ascribed to it in Section 2.1.

2.

Section 2.1. Section 2.1 of the Purchase Agreement is hereby amended to add the following subsection (l):

“(l) all cash, cash equivalents and short-term investments of Seller Parties, the accounts of Seller Parties with any bank, savings and loan or other financial institution (the “Seller Cash On Hand”).”

3.	Section 2.2. Section 2.2 of the Purchase Agreement is hereby amended to delete subsection (g) in its entirety and replace it to provide as follows: “(g) Reserved.”
4.

Section 2.3. Section 2.3(a)(A) of the Purchase Agreement is here amended to delete the reference to Seller Cash on Hand as an adjustment to the Closing Cash deliverable upon Closing and shall provide as follows:

“(a) Purchase Consideration. The aggregate purchase price for the Assets (the “Purchase Price”), will consist of (A) $1,800,000 in cash, of which $1,400,000 minus the sum of the Synnex Cash and the Synnex Payoff Amount (which will be paid directly to Synnex at the Closing by Buyer in accordance with the payoff and estoppel letter pursuant to Section 2.7(a)(i)(H) provided by Synnex to Buyer) (the “Closing Cash”) shall be paid at Closing and $400,000 shall be paid in two (2) annual installments of $200,000 each on the respective anniversary dates of the Closing, subject to set off and recoupment by Buyer, in accordance with Article VI (the “Annual Cash Payments” and together with the Closing Cash, the “Cash Consideration”);”

5.	Governing Law. This Amendment shall be governed by and construed under the laws of the State of Nevada without regard to conflicts of laws principles.
6.	Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall be considered one and the same agreement.

7.	Entire Agreement. The Purchase Agreement, this Amendment and the documents referred to herein and therein constitute the entire agreement among the parties and no party shall be liable or bound to any other party in any manner by any warranties, representations or covenants except as specifically set forth herein or therein.

8.

Conflicts. Except as expressly set forth in this Amendment, the terms and provisions of the Purchase Agreement shall continue unmodified and in full force and effect. In the event of any conflict between this Amendment and the Purchase Agreement, this Amendment shall control.

IN WITNESS WHEREOF, the Parties have executed this Amendment as of the date first set forth above.

BUYER:		SELLER:

Sysorex Government Services, Inc.		Integrio Technologies, LLC

By:	/s/ Nadir Ali	By:	/s/ Barry Culman
Name:	Nadir Ali	Name:	Barry Culman
Title:	Director	Title:	Chief Executive Officer

PARENT:		SELLER SUB:

Sysorex Global		Emtec Federal, LLC

By:	/s/ Nadir Ali	By:	/s/ Barry Culman
Name:	Nadir Ali	Name:	Barry Culman
Title:	Chief Executive Officer	Title:	President